UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
PENSKE AUTOMOTIVE GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
3.5% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2026
(Title of Class of Securities)
909440AG4 and 909440AH2
(CUSIP Number of Class of Securities)
Shane M. Spradlin
Executive Vice President and General Counsel
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Valerie Ford Jacob, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 (Phone) (212) 859-4000 (Fax)	Michael J. Schiavone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 (Phone) (212) 848-7179 (Fax)

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)(3)

$239,853,000	$17,102

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $235,150,000 aggregate principal amount of the issuer’s 3.5% Senior Subordinated Convertible Notes due 2026 at the tender offer price of $1,020 per $1,000 principal amount of such Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.

(3)	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Page
Introductory Statement	1
Items 1 Through 11.	1
Item 12. Exhibits 1 Item 13. Information Required by Schedule 13E-3	3

Signature
Exhibit Index

INTRODUCTORY STATEMENT
     This Amendment No. 1 (the “Amendment”) is being filed by Penske Automotive Group, Inc., a Delaware corporation (the “Company”), to amend and supplement the Tender Offer Statement on Schedule TO filed on May 6, 2010 (the “Schedule TO”), relating to the Company’s offer to purchase any and all of its issued and outstanding 3.5% Senior Subordinated Convertible Notes due 2026 (the “Convertible Notes”) for cash, at a purchase price equal to $1,020 per $1,000 principal amount of Convertible Notes (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer to Purchase was filed as Exhibit (a)(1)(i) to the Company’s Schedule TO filed on May 6, 2010.
Items 1 Through 11.
     The Schedule TO is hereby amended and supplemented by adding the following:
     The Company’s obligation to accept for payment, and to pay for, any Convertible Notes validly tendered pursuant to the Offer was subject to satisfaction of all the conditions described in the Offer to Purchase, including the successful completion of the offering of $200 million aggregate principal amount of Senior Subordinated Notes due 2020 (the “2020 Notes”) (referred to in the Offer to Purchase as the “Financing Condition”). On May 7, 2010, the Company announced that it has withdrawn its previously announced offering of the 2020 Notes due to unfavorable market conditions. Accordingly, pursuant to the terms of the Offer to Purchase, the Company terminated the Offer.
     The Consideration (as defined in the Offer to Purchase) will not be paid or become payable to the holders of the Convertible Notes who validly tendered their Convertible Notes in connection with the Offer. None of the Convertible Notes will be accepted for purchase or purchased in the Offer and any Convertible Notes previously tendered and not withdrawn will be promptly returned to their respective holders.
     The Company reserves the right, subject to applicable law, to make a new tender offer for the Convertible Notes at a later date if market conditions become more favorable.
     The Company’s press release, dated May 7, 2010, announcing the termination of the Offer and withdrawal of the offering of the 2020 Notes is filed as Exhibit (a)(5)(ii) hereto.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated May 6, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release dated May 6, 2010.*

(a)(5)(ii)	Press Release dated May 7, 2010.**

(b)(1)	Third Amended and Restated Credit Agreement, dated as of October 30, 2008, among the Company, DCFS USA LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and incorporated herein by reference.

(b)(2)	First Amendment dated October 30, 2009 to Amended and Restated Credit Agreement dated as of October 30, 2008 among the Company, Toyota Motor Credit Corporation and DCFS USA LLC, as agent. Previously filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and incorporated herein by reference.

(b)(3)	Second Amended and Restated Security Agreement dated as of September 8, 2004 among the Company, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 8, 2004, and incorporated herein by reference.

(d)(1)	Amended and Restated Penske Automotive Group, Inc. 2002 Equity Compensation Plan. Previously filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.

(d)(2)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated herein by reference.

(d)(3)	Amended and Restated Penske Automotive Group, Inc. Non-Employee Director Compensation Plan. Previously filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 20017, and incorporated herein by reference.

(d)(4)	Penske Automotive Group, Inc. Amended and Restated Management Incentive Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(5)	Registration Rights Agreement between the Company and Penske Automotive Holdings Corp., dated as of December 22, 2000. Previously filed as Exhibit 10.26.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d)(6)	Second Amended and Restated Registration Rights Agreement among the Company, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

(d)(7)	Stockholders Agreement among International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

(d)(8)	Amended and Restated Stock Option Plan, dated as of December 10, 2003. Previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference.

(d)(9)	Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan dated as of March 3, 2009. Previously filed as Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.

(d)(10)	Amendment No. 1 dated December 12, 2009 Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(11)	Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of January 31, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association (formerly The Bank of New York Trust Company, N.A.), as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(12)	Form of 3.50% Senior Subordinated Convertible Notes due 2026. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(13)	Amended and Restated Supplemental Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(d)(14)	Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated December 7, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(15)	Form of 7.75% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(16)	Amended and Restated Supplemental Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously filed.

**	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2010	PENSKE AUTOMOTIVE GROUP, INC.
By: /s/ Robert H. Kurnick, Jr.
Robert H. Kurnick, Jr.
President

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase dated May 6, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release dated May 6, 2010.*

(a)(5)(ii)	Press Release dated May 7, 2010.**

(b)(1)	Third Amended and Restated Credit Agreement, dated as of October 30, 2008, among the Company, DCFS USA LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and incorporated herein by reference.

(b)(2)	First Amendment dated October 30, 2009 to Amended and Restated Credit Agreement dated as of October 30, 2008 among the Company, Toyota Motor Credit Corporation and DCFS USA LLC, as agent. Previously filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and incorporated herein by reference.

(b)(3)	Second Amended and Restated Security Agreement dated as of September 8, 2004 among the Company, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 8, 2004, and incorporated herein by reference.

(d)(1)	Amended and Restated Penske Automotive Group, Inc. 2002 Equity Compensation Plan. Previously filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.

(d)(2)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated herein by reference.

(d)(3)	Amended and Restated Penske Automotive Group, Inc. Non-Employee Director Compensation Plan. Previously filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 20017, and incorporated herein by reference.

(d)(4)	Penske Automotive Group, Inc. Amended and Restated Management Incentive Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(5)	Registration Rights Agreement between the Company and Penske Automotive Holdings Corp., dated as of December 22, 2000. Previously filed as Exhibit 10.26.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d)(6)	Second Amended and Restated Registration Rights Agreement among the Company, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

(d)(7)	Stockholders Agreement among International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

(d)(8)	Amended and Restated Stock Option Plan, dated as of December 10, 2003. Previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference.

(d)(9)	Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan dated as of March 3, 2009. Previously filed as Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.

(d)(10)	Amendment No. 1 dated December 12, 2009 Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(11)	Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of January 31, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association (formerly The Bank of New York Trust Company, N.A.), as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(12)	Form of 3.50% Senior Subordinated Convertible Notes due 2026. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(13)	Amended and Restated Supplemental Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(d)(14)	Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated December 7, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(15)	Form of 7.75% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(16)	Amended and Restated Supplemental Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously filed.

**	Filed herewith.